UNITED STATES OF AMERICA

Before the

U.S. SECURITIES AND EXCHANGE COMMISSION

First Amended Application for an Order Pursuant to Section 6(c)

of the Investment Company Act of 1940

for an Exemption from Rule 12d1-2(a) Thereunder

In the matter of:

SSgA ACTIVE ETF TRUST

SSgA MASTER TRUST

and

SSgA FUNDS MANAGEMENT, INC.

One Lincoln Street

Boston, Massachusetts 02111

File No. 812-14291

Please direct all communications to:

Joshua A. Weinberg, Esq.

State Street Global Advisors

One Lincoln Street

Boston, Massachusetts 02111

With copies to:

W. John McGuire, Esq.

Bingham McCutchen LLP

2020 K Street NW

Washington, DC 20006

Page 1 of 9 sequentially numbered pages (including exhibits)

As filed with the Securities and Exchange Commission on June 13, 2014

I.    INTRODUCTION

SSgA Active ETF Trust (“SSAT”) and SSgA Master Trust (“SSMT”) (each a “Trust,” together the “Trusts”), and SSgA Funds Management, Inc. (“SSFMI”) (all of the foregoing being collectively referred to herein as the “Applicants”) hereby file this application (the “Application”) with the Securities and Exchange Commission (the “Commission”) for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), exempting Applicants from Rule 12d1-2(a) under the 1940 Act. Applicants request the exemption to the extent necessary to permit any existing or future series of the Trusts and any other registered open-end management investment company or series thereof that (a) is advised by SSFMI or any investment adviser controlling, controlled by, or under common control with SSFMI (any such adviser or SSFMI, the “Adviser”),1 (b) is in the same group of investment companies as defined in Section 12(d)(1)(G) of the 1940 Act as the Trusts, (c) invests in other registered open-end management investment companies (“Underlying Funds”) in reliance on Section 12(d)(1)(G) of the 1940 Act, and (d) is also eligible to invest in securities (as defined in Section 2(a)(36) of the 1940 Act) in reliance on Rule 12d1-2 under the 1940 Act (each a “Fund of Funds,” and together with the Underlying Funds, the “Funds”),2 also to invest, to the extent consistent with its investment objectives, policies, strategies and limitations, in financial instruments which may not be securities within the meaning of Section 2(a)(36) of the 1940 Act (“Other Investments”).

II.    APPLICANTS

A.    SSgA Active ETF Trust

SSAT is an open-end management investment company registered under the 1940 Act and organized as a business trust under the laws of the Commonwealth of Massachusetts. SSAT is managed under the direction of its board of trustees. SSAT is a series trust which currently consists of eight Funds. Each Fund has its own investment objectives and policies. Shares of SSAT are registered under the Securities Act of 1933, as amended (the “1933 Act”). SSAT currently operates as part of a master-feeder structure whereby each series of SSAT acts as a “feeder fund” that invests in a corresponding “master fund” that is a series of SSMT. Consequently, SSAT has no present intention to invest in Other Investments in reliance on the relief requested herein. However, each SSAT Fund has reserved the right to discontinue investing through the master-feeder arrangement and pursue its investment objective directly if the Fund’s Board of Trustees determines that doing so would be in the best interests of shareholders. Only in that event would SSAT seek to rely on the requested relief.

B.    SSgA Master Trust

SSMT is an open-end management investment company registered under the 1940 Act and organized as a business trust under the laws of the Commonwealth of Massachusetts. SSMT is managed under the direction of its board of trustees. SSMT is a series trust which currently consists of eight Funds. Each Fund has its own investment objectives and policies. SSMT issues beneficial interests solely in private placement transactions that do not involve any “public

[1]	Each Adviser will be registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).
[2]

Every existing entity that currently intends to rely on the requested order is named as an applicant. Any entity that relies on the order in the future will do so only in accordance with the terms and condition in the Application.

offering” within the meaning of Section 4(2) of the 1933 Act. Only investment companies, institutional client separate accounts, 401(k) plan assets, common or commingled trust funds or collective investment trusts or similar organizations or entities that are “accredited investors” within the meaning of Regulation D under the 1933 Act may invest in series of SSMT.

C.    SSgA Funds Management, Inc.

SSFMI is a corporation organized under the laws of the Commonwealth of Massachusetts, with its principal office located in Boston, Massachusetts. It is registered as an investment adviser under Section 203 of the Advisers Act. SSFMI is a wholly-owned subsidiary of State Street Corporation. An Adviser, subject to the oversight and authority of the board of trustees of the Trusts, manages the investment program for each Fund, oversees the implementation of such investment program, and arranges for other necessary services for each Fund.

III.    APPLICANTS’ PROPOSAL

Each Fund of Funds invests (or, in the case of future Funds of Funds, will invest) in certain Underlying Funds as is, or will be, set forth in the Fund of Funds’ prospectus. Applicants propose that, subject to the terms and the condition set forth in this Application, the Funds of Funds also be permitted to invest in Other Investments while investing in Underlying Funds and other securities in reliance on Section 12(d)(1)(G) of the 1940 Act and Rule 12d1-2 under the 1940 Act. The Funds of Funds will comply with Rule 12d1-2 under the 1940 Act, but for the fact that the Funds of Funds may invest a portion of their assets in Other Investments. The opportunity to invest in Other Investments will allow the Funds of Funds greater flexibility to meet their investment objectives. For example, there may be times when using a derivative instrument may allow a Fund of Funds to invest in eligible asset classes with greater efficiency and lower cost than is possible through investment in an Underlying Fund.

Each Fund of Funds would use Other Investments for a purpose that is consistent with the Fund of Funds’ investment objectives, policies, strategies and limitations. The Adviser believes that the ability of the Funds of Funds to invest in Underlying Funds and direct investments in securities in reliance on Rule 12d1-2 in combination with Other Investments will allow the Adviser to create better investment products that are suitable for a wide variety of investors. Consistent with its fiduciary obligations under the 1940 Act, each Fund of Funds’ board of trustees will review the advisory fees charged by the Fund of Funds’ Adviser to ensure that the fees are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any investment company in which the Fund of Funds may invest.

IV.    APPLICABLE LAW AND LEGAL ANALYSIS

Section 12(d)(1)(A) of the 1940 Act provides that no registered investment company may acquire securities of another investment company if such securities represent more than 3% of the acquired company’s outstanding voting stock or more than 5% of the acquiring company’s total assets, or if such securities, together with the securities of other investment companies, represent more than 10% of the acquiring company’s total assets. Section 12(d)(1)(B) of the 1940 Act provides that no registered open-end investment company may sell its securities to another investment company if the sale will cause the acquiring company to own more than 3%

of the acquired company’s voting stock, or cause more than 10% of the acquired company’s voting stock to be owned by investment companies and companies controlled by them.

In 1996, Congress added Section 12(d)(1)(G) to the 1940 Act to permit the operation of funds of funds involving investment companies which are part of the same “group of investment companies,” which is defined in Section 12(d)(1)(G)(ii) as any two or more registered investment companies that hold themselves out to investors as related companies for purposes of investment and investor services. Section 12(d)(1)(G)(i) provides, in relevant part, that Section 12(d)(1) will not apply to securities of a registered open-end investment company or registered unit investment trust if:

(I) the acquired company and the acquiring company are part of the same group of investment companies;

(II) the securities of the acquired company, securities of other registered open-end investment companies and registered unit investment trusts that are part of the same group of investment companies, Government securities, and short term paper are the only investments held by the acquiring company;

(III) with respect to:

(aa) securities of the acquired company, the acquiring company does not pay and is not assessed any charges or fees for distribution-related activities, unless the acquiring company does not charge a sales load or other fees or charges for distribution related activities; or

(bb) securities of the acquiring company, any sales loads and other distribution-related fees charged, when aggregated with any sales load and distribution-related fees paid by the acquiring company with respect to securities of the acquired company, are not excessive under rules adopted pursuant to section 22(b) or section 22(c) by a securities association registered under section 15A of the Securities Exchange Act of 1934, as amended, or the Commission;

(IV) the acquired company has a policy that prohibits it from acquiring any securities of registered open-end investment companies or registered unit investment trusts in reliance on Section 12(d)(1)(F) or Section 12(d)(1)(G) of the 1940 Act; and

(V) such acquisition is not in contravention of such rules and regulations as the Commission may from time to time prescribe with respect to acquisitions in accordance with Section 12(d)(1)(G) of the 1940 Act, as necessary and appropriate for the protection of investors.

In 2006, the Commission adopted Rule 12d1-2 under the 1940 Act.3 That rule permits a registered open-end investment company or a registered unit investment trust relying on Section 12(d)(1)(G) of the 1940 Act to acquire (in addition to securities issued by another registered investment company in the same group of investment companies, Government securities, and short-term paper):

[3]	See Fund of Funds Investments, Investment Company Act Release No. 27399 (June 20, 2006) (the “Adopting Release”).

(1) Securities issued by an investment company, other than securities issued by another registered investment company that is in the same group of investment companies, when the acquisition is in reliance on Section 12(d)(1)(A) or 12(d)(1)(F) of the 1940 Act;

(2) Securities (other than securities issued by an investment company); and

(3) Securities issued by a money market fund, when the acquisition is in reliance on Rule 12d1-1 under the 1940 Act

For the purposes of Rule 12d1-2, the term “securities” means any security as that term is defined in Section 2(a)(36) of the 1940 Act.4 The Commission noted in the Adopting Release that permitting an affiliated fund of funds to invest, consistent with the fund’s investment policies, directly in stocks, bonds, and other types of securities “would allow an acquiring fund greater flexibility in meeting investment objectives that may not be met as well by investments in other funds in the same fund group, while not presenting any additional concerns that section 12(d)(1)(G) was intended to address.”5 The adoption of the rule also reflects the Commission’s response to Congress’ expectation “that the Commission will use this authority [set forth in section 12(d)(1)(J) of the 1940 Act] to adopt rules and process exemptive applications in the fund of funds area in a progressive way as the fund of funds concept continues to evolve over time.”6

Section 6(c) of the 1940 Act provides a means for the Commission to respond to developments in the financial markets not specifically contemplated when the 1940 Act was passed or subsequently amended.7 Section 6(c) permits the Commission to grant exemptions from particular provisions of the 1940 Act, or any rule thereunder, that would inhibit the development of new and innovative investment products. Section 6(c) provides as follows:

The Commission . . . by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of [the 1940 Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the 1940 Act].

Applicants believe that permitting the Funds of Funds to invest in Other Investments would not raise any of the concerns that Section 12(d)(1) of the 1940 Act, as originally adopted and as amended in 1970, was intended to address, namely: (1) pyramiding of voting control of the underlying funds; (2) undue influence over portfolio management of underlying funds through the threat of large scale redemptions; (3) unnecessary duplication of costs (such as sales loads,

[4]	See Adopting Release at 17, n.58.
[5]	Id. at 17-18.
[6]	See H.R. Rep. No. 622, 104th Cong., 2nd Sess., at 43-44 (1996).
[7]

See, e.g., Trust Fund Sponsored by the Scholarship Club, Inc., Investment Company Act Release No. 5524 (Oct. 25, 1968) (“The broad exemptive power provided in Section 6(c) was designed to enable [the Commission] to deal equitably with situations which could not be foreseen at the time the legislation was enacted.”); Sisto Financial Corp., Investment Company Act Release No. 923 (July 16, 1946) (Section 6(c) is intended “to deal with situations unforeseen at the time of the passage of the [1940] Act and unprovided for elsewhere in the [1940] Act”).

advisory fees and administrative costs); and (4) complex pyramidal structures that may be confusing to investors.8 Section 12(d)(1)(G) reflects a determination by Congress that certain fund of funds arrangements do not raise the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B). Section 12(d)(1)(G) addresses these concerns by requiring that the acquiring fund and the acquired fund be part of the same group of investment companies, limiting charges and fees of the acquiring fund and the acquired fund, and requiring that the acquired fund have a policy that prohibits it from acquiring any securities of registered open-end investment companies or registered unit investment trusts in reliance on Section 12(d)(1)(G) or Section 12(d)(1)(F). The adoption of Rule 12d1-2 demonstrates a determination by the Commission that fund of funds investments in stocks, bonds and other types of securities that are not issued by registered investment companies do not raise any of the concerns that Section 12(d)(1)(G) was intended to address.

Likewise, permitting the Funds of Funds to invest in Other Investments in furtherance of their investment objectives, policies, strategies and limitations as requested herein will not raise any of the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B). Instead, this additional flexibility will provide the Funds of Funds a broader array of investment options through which to pursue their investment objectives.

Applicants submit that the requested exemption offers significant benefits, as detailed in Part III above, and is “necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the 1940 Act],” and therefore meets the standards for relief set forth in Section 6(c) of the 1940 Act. As indicated below, the Commission has already granted to a number of other applicants relief similar to that requested in this Application.

V.    SUPPORTING PRECEDENT

The Commission has previously granted exemptive relief authorizing registered investment companies relying on Section 12(d)(1)(G) and Rule 12d1-2 to invest in Other Investments. See, e.g., Goldman Sachs Trust, et al., File No. 812-14075, Investment Company Rel. Nos. 30522 (May 15, 2013) (order) and 30471 (April 19, 2013) (notice); Columbia Funds Master Investment Trust, LLC, et al., File No. 812-13955, Investment Company Rel. Nos. 30030 (April 10, 2012) (order) and 29980 (March 13, 2012) (notice) (the “Columbia Order”); DoubleLine Capital LP and DoubleLine Funds Trust, File No. 812-13983, Investment Company Rel. Nos. 29971 (Feb. 28, 2012) (order) and 29943 (Feb. 9, 2012) (notice); DFA Investment Dimensions Group, Inc., et al., File No. 812-13943, Investment Company Rel. Nos. 29838 (Oct. 18, 2011) (order) and 29820 (Sept. 22, 2011) (notice); Legg Mason Equity Trust, et al., File No. 812-13892, Investment Company Rel. Nos. 29835 (Oct. 12, 2011) (order) and 28789 (Sept. 15, 2011) (notice); Highland Capital Management, L.P., et al., File No. 812-13890, Investment Company Rel. Nos. 29832 (Oct. 12, 2011) (order) and 29790 (Sept. 15, 2011) (notice); Russell Investment Co., et al., File No. 812-13870, Investment Company Rel. Nos. 29664 (May 3, 2011) (order) and 29623 (April 6, 2011) (notice); Nuveen Asset Management, et al., File No. 812-13839, Investment Company Rel. Nos. 29546 (Dec. 30, 2010) (order) and 29522 (Dec. 8, 2010) (notice); Northern Lights Fund Trust, et al., File No. 812-13786, Investment Company Rel. Nos. 29487

[8]	See the Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, in H.R. Rep. No. 2337, at 311-24 (1966).

(Oct. 26, 2010) (order) and 29452 (Sept. 30, 2010) (notice); FFCM, LLC, et al., File No. 812-13748, Investment Company Rel. Nos. 29335 (June 29, 2010) (order) and 29292 (June 2, 2010) (notice); Columbia Funds Series Trust, et al., File No. 812-13631, Investment Company Rel. Nos. 28936 (Sept. 30, 2009) (order) and 28896 (Sept. 4, 2009) (notice); WisdomTree Asset Management, Inc., et al., File No. 812-13642, Investment Company Rel. Nos. 28836 (July 24, 2009) (order) and 28804 (June 29, 2009) (notice).

VI.    APPLICANTS’ CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

•	Applicants will comply with all provisions of Rule 12d1-2 under the 1940 Act, except for paragraph (a)(2) to the extent that it restricts any Fund of Funds from investing in Other Investments as described in the Application.

VII.    REQUEST FOR ORDER

Applicants request an order pursuant to Section 6(c) of the 1940 Act granting the relief requested in this Application. Applicants submit, for the reasons stated herein, that their request for exemptive relief meets the standard for relief under Section 6(c) of the 1940 Act and therefore, Applicants respectfully request that the Commission grant the requested relief.

VIII.    PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants state that their addresses are as indicated on the cover page of this Application. The Applicants further state that all written or oral communications concerning this Application should be directed to:

Joshua A. Weinberg, Esq.	W. John McGuire, Esq.
State Street Global Advisors	Bingham McCutchen LLP
One Lincoln Street	2020 K Street, NW
Boston, Massachusetts 02111	Washington, DC 20004

The Applicants request that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing. The Applicants have attached as an exhibit to the Application the required verifications.

IX.    AUTHORIZATION AND SIGNATURES

Pursuant to Rule 0-2(c) under the 1940 Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. Ellen M. Needham is authorized to sign and file this document on behalf of the Adviser pursuant to board resolution. Ellen M. Needham is authorized to sign and file this document on behalf of the Trusts pursuant to the following Board resolutions approved on February 25, 2014.

RESOLVED, that the officers of the Trusts be, and each of them hereby is, authorized, empowered and directed to prepare, execute and submit for filing with the Securities and Exchange Commission an application for an order of exemption, including any amendments thereto, which would permit the Fund of Funds to also invest in financial instruments which may not be securities within the meaning of Section 2(a)(36) of the Investment Company Act of 1940, as amended; and further

RESOLVED, that the officers of the Trusts be, and each hereby is, authorized to take such further actions to prepare, execute and/or submit for filing such further documents related to such exemptive application (and any amendments) as such officers may determine to be necessary or appropriate; the execution and filing of such documents to be conclusive evidence of the Board’s approval.

SSgA ACTIVE ETF TRUST

By:	/s/ Ellen M. Needham
Name:	Ellen M. Needham
Title:	President

Date:	June 13, 2014

SSgA MASTER TRUST

By:	/s/ Ellen M. Needham
Name:	Ellen M. Needham
Title:	President

Date:	June 13, 2014

SSgA FUNDS MANAGEMENT, INC.

By:	/s/ Ellen M. Needham
Name:	Ellen M. Needham
Title:	President

Date:	June 13, 2014

EXHIBIT

VERIFICATION

Commonwealth of Massachusetts                    )

                                                                 )ss:

County of Suffolk                                   )

The undersigned states that she has duly executed the attached Application dated June 13, 2014 for and on behalf of SSgA ACTIVE ETF TRUST, SSgA MASTER TRUST and SSgA FUNDS MANAGEMENT, INC.; that she is the President of each such company; and that all actions by directors and other persons necessary to authorize deponent to execute and file such instrument have been taken. The undersigned further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Ellen M. Needham
Ellen M. Needham